Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Leading Healthcare Network Purchases Mazor Robotics’ Renaissance ®
System; Signs Agreement to Facilitate Sales of Additional Systems

CAESAREA, Israel – December 4, 2014 – Mazor Robotics Ltd. (NASDAQGM: MZOR; TASE: MZOR), a developer of innovative guidance systems and complementary products, today announced that it sold a Renaissance system to one of the largest Catholic Health organizations in the US and signed an agreement with this healthcare network to provide a platform to sell additional systems and the portfolio of disposable products throughout the hospital network.   The Company had previously sold a Renaissance system to one of network’s hospitals in the 2013 second quarter.

“Our strategy of penetrating the individual hospital enabled us to foster a deeper relationship with parent healthcare organization, resulting in a new system sale and agreement to help facilitate sales of additional Renaissance systems throughout the network.  This represents the fourth national account and it further enhances our efforts to raise the awareness of the system in the US market,” commented Ori Hadomi, Chief Executive Officer. “We continue to have a robust pipeline and we are confident of converting this activity into system sales.”

Today’s announcement was made in accordance with Mazor Robotics’ disclosure policy of announcing system sales that have a significant impact on the business, such as new markets, academic institutions and national accounts.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 60,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the purchase of additional Renaissance systems, the expansion of the Renaissance footprint, the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F issued to the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia – Media
dave@evcgroup.com
646.201.5431